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EXHIBIT A (11)

                         HARTFORD LIFE INSURANCE COMPANY
                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES AND
                 METHOD OF COMPUTING ADJUSTMENTS IN PAYMENTS AND
                        ACCOUNT VALUES UPON CONVERSION TO
                             FIXED BENEFIT CONTRACTS

This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by Hartford Life Insurance Company and ITT Hartford Life and Annuity Insurance Company (each "Hartford") in connection with the issuance of its modified single premium variable life insurance Contract (the "Contract"), the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts. The document also describes the method that Hartford will use in adjusting the payments and cash values when a Contract is exchanged for a fixed benefit insurance contract pursuant to Rule 6e-3(T)(b)(13)(v)(B).

                       TRANSFER AND REDEMPTION PROCEDURES

1.   PURCHASE AND RELATED TRANSACTIONS

     A. PREMIUMS AND UNDERWRITING STANDARDS

     This Contract is a modified single premium contract. The Contract permits the Contract Owner to pay a large single premium and, subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between the ages of 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford will accept is $10,000. Hartford may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code. The Contracts will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Contract Owners, but recognize that premiums must be based upon factors such as age, health or occupation.


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     B.  APPLICATION AND INITIAL PREMIUM PROCESSING

     Upon receipt of a completed application, Hartford will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is eligible for simplified or standard underwriting for determining insurability. Standard underwriting may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Contract will not be issued, and consequently a Contract Issue Date established, until underwriting procedures have been completed.

     If a premium is submitted with the Contract application, insurance coverage will begin immediately if the proposed Insured is insurable at a standard rate under a conditional receipt agreement. Otherwise, insurance coverage will not begin until the Contract's Issue Date. In either case, the Contract when issued will be effective from the date Hartford receives the initial premium at its National Service Center.

     If a premium is not paid with the application, insurance coverage will begin and the Contract will be effective on the later of the date the underwriting determination is made or on the date the premium is received.

     C.  PREMIUM ALLOCATION

     In the application for a Contract, the Contract Owner can allocate the initial premium among the various Sub-Accounts. Hartford will allocate the entire premium to the Money Market Sub-Account available under the Contract. At a later date, the value of the Contract Owner's interest in the Money Market Sub-Account will be allocated among the Sub-Accounts of Separate Account Five in accordance with the Contract Owner's instructions in the application for insurance.

     D.  CONTRACT LOANS

     A Contract Owner may obtain a cash loan from Hartford, which is secured by the Contract. The aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value at the time a loan is requested.

     The amount of each loan will be transferred on a Pro Rata Basis from each of the Sub-Accounts (unless the Contract Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Indebtedness remains fully secured by the Contract values.


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     LOAN INTEREST AND CREDITED INTEREST

     Interest will accrue daily on the Indebtedness at the Contract Loan Interest Rate indicated in the Contract. The difference between the value of the Loan Account and the Indebtedness will be transferred on a Pro Rata Basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

     The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract is considered a "Preferred Loan." The loan interest rate that Hartford will charge on all loans is 6% per annum.

     LOAN REPAYMENTS

     Contract Owners can repay any part of the entire loan at any time.

     The amount of loan repayment will be deducted from the Loan Account and will be allocated among the Sub-Accounts in the same percentage as premiums are allocated.

     TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

     If total indebtedness equals or exceeds the Cash Value, the Contract will terminate 61 days after we have mailed notice to the Contract Owner's last known address and that of any assignees of record. If sufficient loan repayment is not made by the end of the Grace Period, the Contract will end without value.

     EFFECT OF LOANS ON ACCOUNT VALUE

     A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the Loan Account, the Contract Owners Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of the indebtedness under the Contract will reduce the Death Proceeds and Cash Surrender Value otherwise payable.


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II. TRANSFER AMONG INVESTMENT DIVISIONS

Each Sub-Account available under the Contracts invests in shares of an open-end diversified management investment company registered with the Securities and Exchange Commission. At any time, the Contract Owner may transfer value among the Funds. We reserve the right at a future date to limit the size of transfers and remaining balances and to limit the number and frequency of transfers.

A transfer will take effect on the date the written request (or telephone request) is received at Hartford unless a later date is designated in the request for transfer. A transfer between the Loan Account and the Separate Account incident to the repayment or making of a loan under the Contract will not be considered a transfer. A transfer from the Money Market Sub-Account at the end of the Right to Cancel Period or a transfer arising because of a substitution of securities by Hartford will also not be considered a transfer.

III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS


     A. SURRENDER FOR CASH VALUE

     At any time before the death of the Insured and while the Contract is in force, the Contract Owner may completely surrender the Contract by written request. The surrender payment from the Sub-Accounts will be made within seven days after Hartford receives the written request, unless payment is postponed to the relevant provision of the Investment Company Act of 1940.

     B.  BENEFIT CLAIMS

     As long as the Contract remains in force, Hartford will usually pay the Death Proceeds to the named Beneficiary within seven days after receipt of due proof of death of the Insured unless the Contract is contested.
     Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940.

     The Death Proceeds equal the Death Benefit under the Contract less all indebtedness under the Contract. The Death Benefit will be determined on the date Hartford receives written notice of death and is a function of the Death Benefit Option chosen by the Contract Owner.

     In lieu of payment of the death proceeds in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed and


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     variable benefit settlement options described in the Contract and
     Prospectus or a combination of options. The election may be made by the Contract Owner during the Insured's lifetime. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Contract Owner has made an irrevocable election. The fixed and variable benefit settlement options are subject to the restrictions and limitations set forth in the Contract and Prospectus.

     C. CONTRACT LAPSE

     The Contract will terminate 61 days after a Monthly Activity Date on which the Cash Surrender Value is less than zero. The 61-day period is the Grace Period. If sufficient premium is not paid by the end of the Grace Period, the Contract will terminate without value. The Company will mail the Contract Owner and any assignee written notice of the amount of premium that will be required to continue the Contract in force at least 61 days before the end of the Grace Period. The premiums required will be no greater than the amount required to pay three (3) Monthly Deduction Amounts as of the day the Grace Period began. If that premium is not paid by the end of the Grace Period, the Contract will terminate.

     If the Contract lapses, the Contract Owner may reinstate the Contract by payment of the reinvestment premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made at any time within five years of lapse. If a loan was outstanding at the time of lapse, Hartford will require repayment of the loan before permitting reinstatement or the loan will also be reinstated. In addition, Hartford reserves the right to require satisfactory evidence of insurability.

     D. CONTRACT LOANS

     See "Purchase and Related Transactions," Section I. D. on page 2 of this Exhibit.


                    CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

If the Contract is in effect, the Contract Owner may exchange it any time, during the 24 months following the Date of Issue, for a permanent life insurance contract offered by Hartford on the life of the Insured without evidence of insurability.

The new Contract will be issued by Hartford with an amount at risk which equals or


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is less than the amount at risk in effect on the Exchange Date and with premiums based on the same risk classification as the Contract.

This exchange is subject to adjustments in payments and Account Values to reflect variances, if any, in the payments and Account Values under the Contract and the new Contract.